December 5, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn:   Ms. Anne Nguyen Parker

            Branch Chief

Re:	Pioneer Southwest Energy Partners L.P.

Registration Statement on Form S-3
Filed November 21, 2011
File No. 333-178074
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-34032

Ladies and Gentlemen:

On December 1, 2011, Pioneer Southwest Energy Partners L.P. (the “Partnership,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Registration Statement on Form S-3 filed on November 21, 2011 and our Form 10-K for Fiscal Year Ended December 31, 2010 filed February 25, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Registration Statement on Form S-3

General

1.	We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Response: We acknowledge the Staff’s comment.

U.S. Securities and Exchange Commission

December 5, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Item 2. Properties

Leasehold Acreage, page 43

2.	We note your disclosure stating that 1,506 acres (1,485 net acres) are subject to a continuous drilling commitment which obligates you to spud a well by April 22, 2011 and then to spud another well within 120 days of completing the previous well. Please tell us about the current status of your activities related to the acreage subject to this continuous drilling commitment.

Response:

The Partnership confirms that it has drilled its obligation wells within the applicable deadlines. Throughout 2011, the Partnership has had an active 2-rig drilling program that included drilling 12 wells on this acreage. The Partnership actively monitors its leasehold commitments and intends to continue to operate in a manner that will permit it to retain this acreage.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note J. Asset Retirement Obligations, page 84

3.	We note the change in estimate to your asset retirement obligations in the amount of $5.4 million. Considering the significance of this change in estimate compared to your asset retirement obligation liability at December 31, 2009, please tell us and disclose the specific factors that resulted in this change. Please quantify the change in estimate attributable to each factor identified in your response. Refer to FASB ASC 410-20-35-8.

Response:

The estimated cost to abandon Partnership wells was determined based on an analysis of the most recent plugging and abandonments operations performed during 2010. Such analysis reflected that the average cost to plug and abandon the Partnership’s wells had increased from $25,000 per well in 2009 to $63,000 per well in 2010. As of December 31, 2010, the Partnership had 1,224 wells to be abandoned in the future. Therefore, the $38,000 per-well increase in future plugging and abandonment costs during 2010 resulted in a $5.4 million increase in the Partnership’s asset retirement obligation, calculated as the $38,000 per well increase times the Partnership’s 1,224 wells to be abandoned in the future and discounted using the Partnership’s current credit-adjusted risk-free rate. The $38,000 increase in the average per-well cost to plug and abandon was primarily related to (i) $20,000 attributable to increased days required to plug a well, (ii) $15,000 attributable to additional materials required to complete the plugging operation and (iii) $3,000 attributable to higher labor costs. The Partnership performs its

U.S. Securities and Exchange Commission

December 5, 2011

plugging and abandonment cost analysis annually, unless it becomes aware of significant changes in estimated plugging and abandonment costs prior to its annual assessment, and modifies its asset retirement obligation as needed in accordance with ASC 410-20-35-8. The Partnership respectfully submits that in future filings it will add incremental narrative disclosure regarding the cause or causes of any changes in its asset retirement obligations to the extent those changes are material.

Unaudited Supplemental Information

Reserve Quantity Information, page 87

4.	We note that you recorded revisions of previous estimates for proved reserves totaling 9,985 MBOE during the fiscal year ended December 31, 2010 (i.e., representing approximately 23% of your proved reserves as of December 31, 2009). We also note your disclosure per page 40 regarding the amount of this change attributable to price revisions compared to performance revisions. Please provide us with additional detail regarding the causal factors underlying these changes. In addition, please tell us how you considered the disclosure requirements to provide an explanation of significant changes in proved reserves pursuant to FASB ASC 932-235-50-5a.

Response:

In the Form 10-K, the Partnership disclosed that, of the 9,985 MBOE revisions, 4,388 MBOE were related to pricing revisions for which the specific commodity prices utilized for the proved reserve report for each of 2010 and 2009 were disclosed, while the remaining 5,597 MBOE were a result of positive performance-related revisions. Specifically, 4,638 MBOE of the positive performance-related revisions were based on better than forecasted performance of proved developed producing wells, which allowed for increases to both proved developed producing and proved undeveloped reserves. The remaining 959 MBOE were related to miscellaneous adjustments including operating expenses updates. Specifics of these revisions were not previously disclosed in the Form 10-K because the changes were a result of numerous minor adjustments.

The Partnership believes that the disclosures in its Form 10-K relating to revisions due to pricing and performance comply with the FASB ASC 932-235-50-5a requirement to explain significant changes in revisions of previous estimates.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

December 5, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (972) 969-4054.

Sincerely,

By:	Pioneer Natural Resources GP LLC, its general partner

/s/ Richard P. Dealy
Richard P. Dealy Executive Vice President and Chief Financial Officer

Cc:	Scott D. Sheffield
Frank W. Hall
Kerry D. Scott